Exhibit 23.1

The Board of Directors

Max Re Capital Ltd.

We consent to the incorporation by reference in the registration statements on Forms S-8 (No. 333-131951 and No. 333-69092) of Max Re Capital Ltd. of our reports dated February 16, 2007, with respect to the consolidated balance sheets of Max Re Capital Ltd. as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Max Re Capital Ltd.

/s/ KPMG

Hamilton, Bermuda

February 16, 2007